                                                                    Exhibit 99.2

Contact:
Lawrence H. N. Kinet
Chairman and CEO
Aksys, Ltd.
(847)229-2222

FOR IMMEDIATE RELEASE

                     AKSYS, LTD. REPORTS FINANCIAL RESULTS
                FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 1997

Lincolnshire, IL, October 21, 1997 - Aksys, Ltd. (Nasdaq/NNM: AKSY), a leader in the development of personal hemodialysis products and services, today reported financial results for the third quarter ended September 30, 1997.

For the third quarter ended September 30, 1997, the Company reported a net loss of $3,062,000, or $0.22 per share, compared to a net loss of $1,990,000, or $0.15 per share, for the same quarter last year. Operating expenses increased to $3,598,000 during the third quarter of 1997, compared to $2,732,000 during the third quarter of 1996. The increase in operating expenses is due to research and development spending, new hires, and support for the Company's product development efforts. Net interest income decreased to $536,000 during the quarter ended September 30, 1997, compared to $742,000 for the same quarter last year, as cash and investments were expended on the Company's development efforts.

"Progress made in product performance validation and documentation on the PHD/TM/ System keeps us on track for an IDE submission during the third quarter of 1998," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, Ltd. "We have also optimized our spending level and do not anticipate notable increases in total operating expenses until mid-1998 when we begin preparing for clinical trials."

For the nine month period ended September 30, 1997, the Company reported a net loss of $10,315,000, or $0.75 per share, compared to a net loss of $5,382,000, or $0.45 per share, for the nine month period ended September 30, 1996. Operating expenses increased to $12,084,000 for the nine month period of 1997, compared to $6,484,000 for the year earlier period. Net interest income for the nine months ended September 30, 1997 was $1,769,000 compared to $1,102,000 for the same period in 1996.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the Aksys PHD Personal Hemodialysis System/TM/ which is designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

                                   - more -

AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED
SEPTEMBER 30, 1997
Page 2



This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the timing and scope related to the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.



                         - financial table to follow -

                          AKSYS, LTD. AND SUBSUDIARY
                       (a development stage enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                         Quarter ended September 30,     Nine months ended September 30,
                                         ---------------------------     -------------------------------
                                            1997            1996              1997             1996
                                         -----------     -----------      ------------     ------------
Revenues:                                $         -     $         -      $          -     $          -

Expenses:
    Research and development               2,501,000       1,727,000         8,406,000        4,418,000
    Business development                     248,000         141,000           742,000          339,000
    General and administrative               849,000         864,000         2,936,000        1,727,000
                                         -----------     -----------      ------------     ------------
Operating loss                            (3,598,000)     (2,732,000)      (12,084,000)      (6,484,000)

Net interest income                          536,000         742,000         1,769,000        1,102,000
                                         -----------     -----------      ------------     ------------
Net loss                                 $(3,062,000)    $(1,990,000)     $(10,315,000)    $ (5,382,000)
                                         ===========     ===========      ============     ============
Net loss per share                       $     (0.22)    $     (0.15)     $      (0.75)    $      (0.45)
                                         ===========     ===========      ============     ============
Weighted average shares outstanding       13,787,000      13,685,000        13,767,000       12,021,000
                                         ===========     ===========      ============     ============


                          SELECTED BALANCE SHEET DATA

                                              September 30,      December 31,
                                                  1997               1996
                                              -------------      ------------
Cash and short-term investments                $29,945,000        $45,650,000
Working capital                                 29,897,000         45,042,000
Long-term investments                            4,037,000            780,000
Total assets                                    39,096,000         50,148,000
Total liabilities                                  677,000          1,464,000
Stockholders' equity                            38,419,000         48,684,000



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